UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Velocity Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92262D101

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 92262D101

CUSIP No. 92262D101		Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,470,300 shares of Common Stock 25,000 shares of Series A Preferred Stock(1) 1,673,958 Warrants(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,470,300 shares of Common Stock(1) 25,000 shares of Series A Preferred Stock(1) 1,673,958 Warrants(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,470,300 shares of Common Stock(1) 25,000 shares of Series A Preferred Stock(1) 1,673,958 Warrants(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7%(2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)	The shares reported herein for the Reporting Person represent the securities of the Issuer that are held by TOBI (see Item 2 of this Schedule 13D) (i) 4,470,300 shares of the Issuer’s Common Stock, (ii) 6,493,506 shares of Common Stock that are convertible from 25,000 shares of the Series A Preferred Stock (the “Series A Preferred Shares”), and (iii) 1,673,958 shares of Common Stock that TOBI has the right to acquire through the exercise of Warrants (the “Warrant Shares”). The conversion of the Series A Preferred Shares into, and the exercise of Warrants for, shares of Common Stock are subject to the Issuer’s receipt of Stockholder Approval (see Item 4 of this Schedule 13D).

(2) The number of shares outstanding for purposes of this percentage calculation assumes (i) 20,087,494 outstanding shares of the Issuer’s Common Stock as of April 1, 2020, as provided by the Issuer to the Reporting Person on April 5, 2020, plus (ii) the conversion of the Series A Preferred Shares and (iii) the exercise of the Warrant Shares.

CUSIP No. 92262D101	Page 3 of 8 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common stock, par value $0.01 per share (the “Common Stock”), of Velocity Financial, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 30699 Russell Ranch Road, Suite 295, Westlake Village, California 91362.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Pacific Investment Management Company LLC, a Delaware limited liability company (“PIMCO”).

The address of the principal business office of PIMCO is 650 Newport Center Drive, Newport Beach, California 92660.

TOBI III SPE I LLC, a Delaware limited liability company (“TOBI”), was formed solely for the purpose of investing in the Issuer. TOBI purchased the Series A Preferred Stock and Warrants (each such term is defined in Item 3 below) from the Issuer. LVS III Holding LP, a Delaware limited partnership (“LVS”), is the sole member of TOBI and operates as a pooled investment fund and invests (among other things) in operating companies. PIMCO GP XVII, LLC, a Delaware limited liability company (“PIMCO GP”), is the sole general partner of LVS. PIMCO is the sole managing member of PIMCO GP, retains a pecuniary interest therein, and has the power to make voting and investment decisions regarding the securities of the Issuer held by TOBI. PIMCO is an indirect subsidiary of Allianz SE, a publicly held company in Germany. The principal business of PIMCO is global investment management services for a wide range of investors.

On December 1, 2016, PIMCO entered into a settlement agreement with the SEC relating to disclosures in connection with the PIMCO Total Return Active Exchange-Traded Fund’s performance attribution during the first four months of its existence in 2012 and the valuation of 43 smaller-sized (“odd-lot”) positions of non-agency mortgage-backed securities using third-party vendor prices, as well as PIMCO’s compliance policies and procedures related to these matters. Under the terms of the settlement, PIMCO agreed to pay to the SEC $19.8 million, which includes a penalty, fee disgorgement, and interest. PIMCO has enhanced its pricing and disclosure policies to address the SEC’s findings and, as part of the settlement, retained an independent compliance consultant to review its policies regarding the valuation of smaller-sized positions.

Except as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering in January 2020 (the “IPO”), TOBI purchased certain Class D units from the Issuer (prior to its conversion from a Delaware limited liability company to a Delaware corporation) for an aggregate purchase price of approximately $39.5 million. As part of the Issuer’s conversion to a corporation prior to the closing of the IPO, TOBI received 4,470,300 shares of the Issuer’s Common Stock for its Class D units (the “Velocity IPO Shares”).

On April 5, 2020, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with TOBI and certain other investment funds managed by Snow Phipps Group, LLC (“Snow Phipps”), pursuant to which TOBI purchased in a private placement (the “Private Placement”) (i) an aggregate of 25,000 newly issued shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and (ii) warrants to purchase an aggregate of 1,673,958 shares of the Issuer’s Common Stock (“Warrants”) in exchange for cash consideration in an aggregate amount of $25.0 million. The Private Placement closed on April 7, 2020 (the “Closing”).

The working capital of TOBI was the source of funds for the purchase of the Velocity IPO Shares, the Series A Preferred Stock and the Warrants.

CUSIP No. 92262D101	Page 4 of 8 Pages

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 is incorporated herein by reference.

The acquisition by PIMCO of the Issuer’s Common Stock, Series A Preferred Stock and the Warrants was for investment purposes.

The Securities Purchase Agreement provides TOBI with certain rights, including consent rights and board nomination rights, which is in addition to TOBI’s existing rights to nominate a director under the Stockholders Agreement (described in Item 6 below). At or promptly following the time TOBI designates such director pursuant to the Securities Purchase Agreement, the Issuer shall take such action as is necessary to (i) increase the number of directors comprising the Board of Directors (the “Board”) from 6 to 7 and (ii) appoint such person to the Board.

The Series A Preferred Stock is not convertible and the Warrants are not exercisable until the Issuer obtains stockholder approval (“Stockholder Approval”) as required by the listing standards of the New York Stock Exchange (“NYSE”). Concurrently with the execution of the Securities Purchase Agreement, TOBI executed a voting and support agreement (the “Voting and Support Agreement”) in favor of the Issuer pursuant to which TOBI agreed, among other things, to vote all shares of Common Stock (but excluding any shares of Series A Preferred Stock) of the Issuer beneficially owned by TOBI to approve the issuance of shares of Common Stock in connection with any future conversion of the Series A Preferred Stock and any exercise of the Warrants, as required by the listing standards of the NYSE. The Reporting Person understands that Snow Phipps has also separately agreed with the Issuer to vote any shares of Common Stock it holds in favor of the Stockholder Approval.

In connection with the Closing, the Issuer established the rights and preferences of the shares of the Series A Preferred Stock by filing a certificate of designation (the “Series A Certificate of Designation”) with the Secretary of State of the State of Delaware. The Series A Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up. The Series A Preferred Stock is entitled to receive any dividends or distributions paid in respect of the Common Stock on an as-converted basis. The Series A Preferred Stock has no stated maturity and will remain outstanding indefinitely unless converted into Common Stock or repurchased and cancelled by the Issuer.

The holders of the Series A Preferred Stock (the “Series A Holders”) are entitled to vote, together with the holders of Common Stock, on an as-converted basis, subject to limitations of the rules of the NYSE, on all matters submitted to a vote of the holders of Common Stock, and as a separate class as required by law. The Series A Holders will also have the right to elect two directors to the Board if the Issuer defaults under its obligation to repurchase the Series A Preferred Stock.

The Series A Preferred Stock has a liquidation preference equal to the greater of (i) $2,000 per share from April 7, 2020 to October 7, 2022, which amount increases ratably to $3,000 per share to November 28, 2024 and $3,000 per share from and after November 28, 2024 and (ii) the amount such holder of Series A Preferred Stock would have received if the Series A Preferred Stock had converted into Common Stock immediately prior to such liquidation.

After the Issuer obtains Stockholder Approval, the Series A Preferred Stock is convertible into, with respect to each share of Series A Preferred Stock so converted, the number of shares of Common Stock equal to then applicable conversion rate (plus cash in lieu of fractional shares, if any) at any time, in whole or in part, at the option of TOBI (or a permitted transferee) at an initial conversion price of $3.85 per share of Common Stock. The initial conversion rate for the Series A Preferred Stock is 259.74, and is subject to customary antidilution adjustments. In addition, the Series A Preferred Stock is subject to conversion at the option of the Issuer after October 7, 2021 in accordance with the terms thereof. The Series A Preferred Stock is also subject to repurchase, at the option of TOBI (or a permitted transferee), in accordance with the terms thereof.

After the Issuer obtains Stockholder Approval, the Warrants are exercisable at the warrantholder’s option at any time, in whole or in part, through April 7, 2025, at an exercise price of $2.96 per share of Common Stock, with respect to two-thirds of the Warrants (or the right to purchase 1,115,972 shares of Common Stock), and at an exercise price of $4.94 per share of Common Stock, with respect to the other one-third of the Warrants (or the right to purchase 557,986 shares of Common Stock). The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to customary antidilution adjustments. The Issuer is not required to effect an exercise of Warrants, if after giving effect to the issuance of Common Stock upon exercise of such Warrants, such warrantholder together with its affiliates would beneficially own 49% or more of the Issuer’s outstanding Common Stock.

CUSIP No. 92262D101	Page 5 of 8 Pages

In connection with the Closing, the Issuer entered into a registration rights agreement with TOBI and Snow Phipps (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to provide certain registration and other rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Warrants for the benefit of TOBI and Snow Phipps and certain of their respective transferees. The Issuer will generally be obligated to effect up to four registrations per year, subject to certain limitations, and has granted TOBI and Snow Phipps and their respective transferees certain “piggyback” registration rights allowing them to include shares of Common Stock in registration statements filed by the Issuer. TOBI’s registration rights terminate upon the date on which it (and its permitted transferees) no longer hold registrable securities. The Registration Rights Agreement includes a provision that prohibits the Issuer from granting registration rights that are on parity with or senior to the rights granted to TOBI and Snow Phipps in the Registration Rights Agreement.

The foregoing is a summary of certain material terms of the: (i) Securities Purchase Agreement; (ii) Voting and Support Agreement; (iii) Series A Certificate of Designation; (iv) Warrants; and (v) Registration Rights Agreement. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

Mr. Daniel J. Ballen, a Portfolio Manager and Executive Vice President at the Reporting Person, is a member of the Board. Mr. Ballen has agreed to waive any board fees to which he might otherwise have been entitled as a result of his service.

The Reporting Person may acquire additional shares of the Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by it at any time. The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment.

Except as set forth herein, the Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, or dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

The securities reported in this Schedule 13D are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser, as described in Item 2. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13D reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release.

(c) Except as set forth in Item 3, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock during the past sixty days.

(d) TOBI is the direct holder of the Issuer’s Common Stock, the Series A Preferred Stock and the Warrants and has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, greater than five percent of the outstanding shares of Common Stock of the Issuer.

(e) Not applicable.

CUSIP No. 92262D101	Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 are incorporated herein by reference in their entirety.

In connection with the IPO, TOBI, Snow Phipps, and Christopher D. Farrar entered into a stockholders agreement dated January 16, 2020 with the Issuer (the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, TOBI has the right to nominate one director for so long as TOBI and its affiliates together with their permitted transferees hold at least 7.5% of the number of shares of the Issuer’s Common Stock outstanding immediately following the consummation of the IPO. In addition, the Stockholders Agreement provides that for so long as TOBI is entitled to nominate at least one member to the Issuer’s Board, TOBI is entitled to have one of its director nominees appointed to each of the Issuer’s Compensation Committee and Nominating/Corporate Governance Committee, subject to qualification under applicable NYSE rules.

In addition, in connection with the IPO, TOBI also entered into an agreement dated January 6, 2020 (the “Lock-Up Agreement”) with Wells Fargo Securities, LLC, Citigroup Global Markets Inc. and JMP Securities LLC, as representatives of a group of underwriters (collectively, the “IPO Underwriters”), pursuant to which TOBI agreed, for a period of 180 days after January 16, 2020, that it will not, without the prior written consent of the IPO Underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or preferred stock or other capital stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or other capital stock, or (2) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any shares of Common Stock or preferred stock or other capital stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or other capital stock, subject to specified exceptions.

In connection with the IPO, the Issuer also entered into a registration rights agreement dated January 16, 2020 with TOBI and Snow Phipps (the “IPO Registration Rights Agreement”), pursuant to which the Issuer agreed to provide certain registration and other rights with respect to the shares of Common Stock held by them for resale. The Issuer is obligated to effect up to four registrations initiated by Snow Phipps and one registration initiated by TOBI per year, subject to certain limitations, and has granted TOBI and Snow Phipps and their respective transferees certain “piggyback” registration rights allowing them to include shares of Common Stock in registration statements filed by the Issuer. TOBI’s registration rights terminate upon the date on which it (and its permitted transferees) no longer hold registrable securities.

The foregoing is a summary of certain material terms of the: (i) Stockholders Agreement; (ii) Lock-Up Agreement; and IPO Registration Rights Agreement. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits 99.6, 99.7 and 99.8, respectively, and are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Securities Purchase Agreement, dated April 5, 2020, by and among the Issuer, TOBI, and the purchasers set forth in Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 6, 2020).
Exhibit 99.2	Voting and Support Agreement, dated as of April 5, 2020, by and between the Issuer and TOBI (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 7, 2020).
Exhibit 99.3	Certificate of Designation of Series A Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 7, 2020).
Exhibit 99.4	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 7, 2020).
Exhibit 99.5	Registration Rights Agreement, dated as of April 7, 2020, by and among the Issuer, TOBI, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 7, 2020).
2

CUSIP No. 92262D101

CUSIP No. 92262D101	Page 7 of 8 Pages

Exhibit 99.6	Stockholders Agreement dated as of January 16, 2020, by and among the Issuer, TOBI, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with SEC on April 7, 2020).
Exhibit 99.7	Form of Lock-Up Agreement, by and between the IPO Underwriters and TOBI.
Exhibit 99.8	IPO Registration Rights Agreement, dated as of January 16, 2020, by and among the Issuer, TOBI, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on April 7, 2020).

3

CUSIP No. 92262D101

CUSIP No. 92262D101	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2020

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Harin de Silva
Name: Harin de Silva Title: Executive Vice President

4

CUSIP No. 92262D101

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECTUVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States
Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States
Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States
Scott A. Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States
Eric Mogelof	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States
Thomas J. Otterbein	Managing Director – Executive Committee, Head of Institutional Client Management, Americas	United States
Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States
Jerome Schneider	Managing Director – Executive Committee	United States
Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States
Candice Stack	Managing Director – Executive Committee, Head of Institutional Client Management, U.S.	United States
Kimberley Stafford	Managing Director – Executive Committee, Head of PIMCO Asia-Pacific	United States
Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States
Eve Tournier	Managing Director – Executive Committee	French